SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Ruling No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 29, 2022. The consolidated final voting map is provided on the tables below.

São Paulo, April 29, 2022.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

1

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 29, 2022.

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
1	To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2021.	FOR	14,000,802,234
		AGAINST	110,140
		ABSTENTION	355,100,245
2	To resolve on the allocation of net profits for the fiscal year ended December 31, 2021, according to the Management Proposal.	FOR	14,327,772,354
		AGAINST	11,942,616
		ABSTENTION	16,297,649
3	Election of the fiscal council by single slate – Indication of all names that compose the Controller Slate - Fiscal Council.	FOR	11,648,557,003
		AGAINST	0
		ABSTENTION	15,075,948
5	Election of the fiscal council separately – Ordinary Shares – Indication of candidates to the fiscal council by the minority shareholders holding shares with a right to vote – Vinicius Balbino Bouhid (effective)/ Carlos Tersandro Fonseca Adeodato (alternate).	YES	2,544,672,733
		NO	4,623,495
		ABSTENTION	143,083,440
6	To determine managers’ overall compensation for the year of 2022, in the annual amount of up to R$ 121,572,686.14, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year.	FOR	13,975,417,069
		AGAINST	360,807,232
		ABSTENTION	19,788,318
7	To determine the overall compensation of the Fiscal Council’s members for the year of 2022, in the annual amount of up to R$ 2,017,453.72, with alternate members’ compensation corresponding to half of the amount received by the effective members, in accordance with the Management Proposal.	FOR	14,332,525,166
		AGAINST	2,114,013
		ABSTENTION	21,373,440

2

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 29, 2022.

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1	To approve the amendment of item “m” and include item “q”, both of article 3 of the Bylaws, to detail in the corporate purpose ancillary activities to the Company’s main activities according to the Management Proposal.	FOR	14,350,731,738
		AGAINST	684,462
		ABSTENTION	16,391,415
2	To approve the amendment of the heading of article 5 of the Company’s bylaws to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Extraordinary Shareholders’ Meeting, according to the Management Proposal.	FOR	14,350,737,483
		AGAINST	693,469
		ABSTENTION	16,376,663
3	In view of the proposed amendments to the bylaws described above, to approve the consolidation of the Company’s bylaws according to the Management Proposal.	FOR	14,350,963,416
		AGAINST	568,125
		ABSTENTION	16,276,074

***

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer